PRIME NUMBER ACQUISITION I CORP.

May 10, 2022

Via Edgar

Liz Packebusch

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Prime Number Acquisition I Corp.

Registration Statement on Form S-1, as amended (File No. 333-262457)

Request for Acceleration of Effectiveness

Dear Ms. Packebusch:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Prime Number I Acquisition Corp. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended be accelerated to, and that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on May 12, 2022, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Dongfeng Wang
Dongfeng Wang Chairman and CEO

Arila Zhou, Esq.

Robinson & Cole LLP